NEWS RELEASE

New York - AG Toronto - AG Frankfurt - FMV	June 13, 2024

First Majestic Reports Positive Exploration Results at San Dimas

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce positive drilling results from its 2024 exploration program at the San Dimas Silver/Gold Mine located in Durango State, Mexico. The drill program was designed to test new silver and gold mineral targets, add Mineral Resources, and convert Mineral Resources to Mineral Reserves.

"We are very pleased with the positive exploration results that we continue to achieve at San Dimas in 2024," stated Keith Neumeyer, President & CEO of First Majestic. "The recent drilling has continued to highlight San Dimas' 71,867 hectare prospectivity through the intersection of significant gold and silver mineralization. Drilling to convert Inferred to Indicated Mineral Resources at Perez, Santa Regina and Elia has, in multiple cases, returned better than expected results. Resource expansion drilling has confirmed the Perez vein remains open to the east and west, the Sinaloa mineralized system is open down-dip, and the Santa Teresa mineralization is open for approximately one kilometre to the west."

DRILLING HIGHLIGHTS

Select highlights from the Company's ongoing exploration program at San Dimas include the following high-grade intercepts:

Perez Vein Highlights (true width):

  PE24_297: 7.36 g/t Au and 1,129 g/t Ag over 6.72 metres ("m");

  PE24_309: 10.87 g/t Au and 1,034 g/t Ag over 7.88 m;

  PE23_294: 1.99 g/t Au and 440 g/t Ag over 6.08 m.

Sinaloa-Elia Vein System Highlights (true width):

  SIN24_092: 39.28 g/t Au and 1,905 g/t Ag over 1.76 m;

  EL24_266: 20.41 g/t Au and 1,702 g/t Ag over 2.15 m;

  EL24_265: 10.46 g/t Au and 879 g/t Ag over 0.92 m.

Santa Regina Vein Highlights (true width):

  SRE23_287: 13.24 g/t Au and 1,501 g/t Ag over 0.94 m;

  SRE23_282: 9.44 g/t Au and 1,069 g/t Ag over 1.34 m;

  SRE23_293: 9.27 g/t Au and 849 g/t Ag over 1.52 m.

Santa Teresa Vein Highlights (true width):

  STA24_029: 4.86 g/t Au and 511 g/t Ag over 2.18 m;

  STA23_028: 4.10 g/t Au and 79 g/t Ag over 2.09 m.

SAN DIMAS EXPLORATION RESULTS

Exploration drilling at San Dimas intersected significant gold and silver mineralization in multiple veins focused in the central and western regions of the property. Four areas are highlighted here: Perez, Sinaloa-Elia, Santa Regina and Santa Teresa (see Figure 1 below).

Figure 1: San Dimas District Vein Occurrence Map and Highlighted Target Areas

Drilling for the Perez vein extended gold and silver mineralization up-dip on several ore shoots, further defining a recently identified mineralized shoot to the east. Step-out drilling in the easternmost extension of the vein confirmed vein continuity. The Perez vein exploration potential remains open both to the east and west (see Figure 2). Select drill hole assay grades and true width intervals of the vein intersections are highlighted below:

  PE24_297: 7.36 g/t Au and 1,129 g/t Ag over 6.72 m;

  PE24_309: 10.87 g/t Au and 1,034 g/t Ag over 7.88 m;

  PE23_294: 1.99 g/t Au and 440 g/t Ag over 6.08 m;

  PE24_289: 3.26 g/t Au and 381 gpt Ag over 2.79 m.

At the historic Sinaloa-Elia vein system located in the western portion of the property, drilling intersected several intervals of gold and silver mineralized veins. Resource conversion drilling confirms and further delineates mineralization below the historic Sinaloa vein with several intercepts returning better than expected values. Expansionary drilling below historic mining at Elia intersected two significant vein intercepts, highlighting down-dip potential (see Figure 3). Select drill hole assay grades and true width intervals of the Sinaloa-Elia vein system intersections are highlighted below:

  SIN24_092: 39.28 g/t Au and 1,905 g/t Ag over 1.76 m;

  EL24_266: 20.41 g/t Au and 1,702 g/t Ag over 2.15 m;

  EL24_265: 10.46 g/t Au and 879 g/t Ag over 0.92 m.

Resource conversion drilling at Santa Regina has returned significant intercepts while locally growing the Inferred Mineral Resource (see Figure 4). Drill hole assay grades and true width intervals of the Santa Regina vein intersections are highlighted below:

  SRE23_287: 13.24 g/t Au and 1,501 g/t Ag over 0.94 m;

  SRE23_282: 9.44 g/t Au and 1,069 g/t Ag over 1.34 m;

  SRE23_293: 9.27 g/t Au also returned and 849 g/t Ag over 1.52 m.

Expansionary drilling of the Santa Teresa vein has returned significant intercepts in the eastern and western extensions of the historic mine. Early results from the western extension drilling have confirmed vein continuity and prospectivity in this direction where approximately 1 kilometre of strike length of potential remains untested (see Figure 5). Drill hole assay grades and true width intervals of the Santa Teresa vein intersections are highlighted below:

  STA24_029: 4.86 g/t Au and 511 g/t Ag over 2.18 m;

  STA23_028: 4.10 g/t Au and 79 g/t Ag over 2.09 m.

Figure 2: Perez Vein Vertical Long Section Looking North

Figure 3: Sinaloa-Elia Vein System Vertical Long Section Looking North

Figure 4: Santa Regina Vein Vertical Long Section Looking North

Figure 5: Santa Teresa Vein Vertical Long Section Looking North

Table 1: Summary of Significant Silver and Gold Drill Hole Intercepts at San Dimas

Drillhole	Target	Target Type	Significant Intercept
			From (m)	Length (m)	True Length (m)	Au (gpt)	Ag (gpt)	AgEq (gpt)
GPE23_003	Guadalupe	Resource addition	295.70	1.50	1.36	1.99	293	452
GPE23_006	Guadalupe	Resource addition	271.70	0.80	0.75	0.84	175	242
GPE23_006	String zone	Resource addition	428.40	0.95	0.91	1.24	196	296
CN24_004	Carmen	Resource addition	440.65	1.00	0.94	1.18	166	261
EL24_265	Elia	Resource addition	397.30	1.30	0.92	10.46	879	1716
EL24_266	Elia	Resource addition	461.50	4.00	2.15	20.41	1702	3336
ORO24_109	El Oro	Resource conversion	286.10	1.60	1.13	2.79	61	285
ORO24_111	El Oro	Resource conversion	221.70	0.95	0.94	9.78	1311	2093
ORO24_115	El Oro	Resource conversion	355.65	1.05	0.71	2.39	299	490
PE23_267	Perez	Resource conversion	194.25	1.60	0.74	1.05	145	229
PE23_272	Perez	Resource conversion	184.35	1.45	1.19	3.52	368	649
PE23_273	Perez	Resource conversion	287.55	3.35	2.37	1.50	240	360
PE24_283	Perez	Resource addition	185.70	1.10	0.95	0.93	197	272
PE24_289	Perez	Resource conversion	290.45	6.60	2.79	3.26	381	641
PE24_289	Perez	Resource conversion	300.35	3.35	1.42	2.85	153	381
PE24_294	Perez	Resource conversion	258.80	10.60	6.08	1.99	440	599
PE24_296	Perez	Resource addition	276.85	2.95	1.47	6.50	590	1110
PE24_297	Perez	Resource conversion	344.40	8.20	6.72	7.36	1129	1717
PE24_304	Perez	Resource addition	280.70	1.35	0.95	2.71	285	502
PE24_306	Perez	Resource conversion	231.00	1.70	0.85	0.86	191	260
PE24_306	Perez	Resource conversion	234.47	2.23	1.28	11.53	1158	2081
PE24_309	Perez	Resource addition	255.55	16.00	7.88	10.87	1034	1904
PE24_311	Perez	Resource conversion	325.55	1.50	1.41	4.78	550	932
PE24_315	Perez	Resource conversion	239.60	3.30	1.89	2.23	395	573
SIN23_087	Sinaloa	Resource conversion	58.95	1.20	1.01	12.34	196	1183
SIN23_087	Sinaloa	Resource conversion	278.75	1.35	1.20	4.90	271	664
SIN23_087	Sinaloa	Resource conversion	312.65	2.15	2.08	4.26	255	596
SIN24_091	Sinaloa (FW)	Resource conversion	239.85	0.85	0.70	9.65	1017	1788
SIN24_091	Sinaloa	Resource conversion	288.20	2.00	1.73	2.50	188	389
SIN24_091	Sinaloa	Resource conversion	292.35	1.10	0.95	9.13	582	1312
SIN24_092	Sinaloa	Resource conversion	257.70	1.85	1.76	39.28	1905	5047
SIN24_092	Sinaloa (HW)	Resource conversion	288.40	1.20	1.04	3.43	238	512
ST23_028	Santa Teresa	Resource addition	343.30	2.55	2.09	4.10	79	407
ST24_029	Santa Teresa	Resource addition	141.50	2.35	2.18	4.86	511	900
ROS23_035	Macho Bayo	Resource addition	398.40	1.10	0.90	3.81	262	567
ROS23_037	Rosario	Resource addition	369.20	0.80	0.70	3.45	378	654
SRE23_274	Santa Regina	Resource conversion	242.65	2.05	1.78	3.85	392	700
SRE23_274	Santa Regina	Resource conversion	295.45	1.15	1.04	3.37	339	609
SRE23_279	Santa Regina	Resource conversion	234.05	1.40	0.99	5.48	622	1061
SRE23_280	Santa Regina	Resource conversion	228.80	1.35	1.16	5.32	551	976
SRE23_281	Santa Regina	Resource conversion	237.15	1.10	0.84	6.61	855	1384
SRE23_281	String zone	Resource conversion	266.55	1.65	1.43	4.12	683	1013
SRE24_282	Santa Regina (HW)	Resource conversion	259.00	1.50	1.34	9.44	1069	1824
SRE24_283	Santa Regina	Resource conversion	247.60	0.95	0.70	10.59	1055	1902
SRE24_286	Santa Regina	Resource conversion	246.15	0.90	0.78	2.45	345	541
SRE24_287	Santa Regina (HW)	Resource conversion	261.50	1.15	0.94	13.24	1501	2559
SRE24_287	Santa Regina	Resource conversion	308.80	1.40	1.27	4.02	457	779
SRE24_289	String zone	Resource conversion	260.55	1.55	1.27	1.76	182	323
SRE24_289	Santa Regina (HW)	Resource conversion	296.90	2.50	2.05	3.42	361	635
SRE24_289	Santa Regina	Resource conversion	315.55	1.20	0.98	1.38	233	343
SRE24_293	Santa Regina	Resource conversion	280.35	2.15	1.52	9.27	849	1590
SRE24_295	Santa Regina	Resource conversion	301.50	1.20	1.09	1.50	185	305

Notes:

  All holes are Diamond Drill; AgEq grade = silver grade (g/t) + [gold grade (g/t)*80].
  From and Length indicated in metres, true width of the intercept is calculated per drill hole and vein angles.
  See Table A1 for details regarding drill hole locations, sample type, azimuth, dip and total depth.

Gold and silver drill hole intercepts were composited using the length weighted averages of uncapped sample assays, a 190 g/t AgEq minimum grade, and a minimum composite length of 0.7 m (true width). A maximum one metre below the minimum grade was allowed as internal dilution and a single sample below the minimum but above 100 g/t AgEq was allowed in the hanging or footwall to achieve minimum true width in select cases. True width of intercepts is calculated based on current understanding of drill hole and vein angle geometry.

First Majestic's drilling programs follow established QA/QC insertion protocols with standards, blanks and duplicates introduced to the sample stream. After geological logging, all drill core samples are cut in half. One half of the core is submitted to the laboratory for analysis and the remaining half is retained on-site for verification and reference purposes.

Core samples were submitted to First Majestic's owned and operated Central Laboratory (ISO 9001:2015) or to SGS (ISO/IEC 17025:2017), and independent third-party laboratory.

At the Central Lab, gold is analyzed by fire assay with atomic absorption finish (Au-AA13), and by fire assay gravimetric finish (ASAG-13-Au, ASAG-15-Au). Results above 10 g/t gold are analyzed by 30 g fire assay gravimetric finish (ASAG-14). Silver is analyzed by 3-Acid digest atomic absorption finish (AAG-13) or by 30 g fire assay gravimetric finish (ASAG-13-Ag). Results above 200 g/t silver are analyzed by 30 g fire assay gravimetric finish (ASAG-14).

At SGS, gold is analyzed by 30 g fire assay atomic absorption finish (GE-FAA30V5). Results above 10 g/t gold are analyzed by 30 g fire assay gravimetric finish (GO-FAG30V). Silver is analyzed by 3-acid digest atomic absorption finish (GE-AAS33E50). Results above 100 g/t silver are analyzed by fire assay gravimetric finish (GO-FAG37V).

For further information concerning QA/QC and data verification matters, key assumptions, parameters, and methods used by the Company to estimate Mineral Reserves and Mineral Resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of Mineral Reserves and Mineral Resources, see the Company's most recent Annual Information Form available at www.sedarplus.ca.

QUALIFIED PERSON

Gonzalo Mercado, P. Geo., the Company's Vice President of Exploration and Technical Services and a "Qualified Person" as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), has reviewed and approved the scientific and technical information contained in this news release. Mr. Mercado has verified the exploration data contained in this news release, including the sampling, analytical and test data underlying such information.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States.  The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, and the La Encantada Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public.  Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, visit our website at www.firstmajestic.com.  You can contact us by e-mail at info@firstmajestic.com, or by telephone at 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

APPENDIX - DRILL HOLE DETAILS

Table A1: Drill Hole Location, Sample Type, Azimuth, Dip and Total Depth

Drillhole	East	North	Elevation	Azimuth	Dip	Depth (m)	Type
GPE23_003	398324	2666358	572	148	-13	507	Core
GPE23_006	398324	2666358	572	171	6	483	Core
CN24_004	398324	2666359	572	181	-13	549	Core
EL24_265	400317	2667086	549	191	-30	501	Core
EL24_266	400317	2667087	550	204	-28	513	Core
ORO24_109	404187	2665505	509	277	15	309	Core
ORO24_111	404186	2665505	509	282	14	249	Core
ORO24_115	404186	2665504	510	277	25	372	Core
PE23_267	398560	2671170	831	317	-23	246	Core
PE23_272	398560	2671169	830	296	-12	243	Core
PE23_273	399019	2671354	844	320	-31	327	Core
PE24_283	399592	2671895	859	9	-36	381	Core
PE24_289	398697	2671242	831	352	43	324	Core
PE24_294	398698	2671242	831	9	36	294	Core
PE24_296	398696	2671242	831	323	42	324	Core
PE24_297	399019	2671353	844	292	31	372	Core
PE24_304	398696	2671241	831	310	37	309	Core
PE24_306	398696	2671242	831	313	33	267	Core
PE24_309	398696	2671242	831	330	42	312	Core
PE24_311	398698	2671242	831	358	44	338	Core
PE24_315	399314	2671670	859	9	-10	273	Core
SIN23_087	399888	2666329	562	291	-6	354	Core
SIN24_091	399888	2666329	562	298	-7	321	Core
SIN24_092	399889	2666329	562	300	-5	318	Core
ST23_028	398456	2667240	556	314	-23	396	Core
ST24_029	397881	2667261	578	310	13	453	Core
ROS23_035	399812	2665304	950	162	25	900	Core
ROS23_037	399811	2665305	950	172	-28	951	Core
SRE23_274	399696	2670823	842	158	21	360	Core
SRE23_279	399697	2670823	842	150	20	300	Core
SRE23_280	399696	2670823	842	158	19	342	Core
SRE23_281	399696	2670823	842	165	18	291	Core
SRE24_282	399697	2670823	843	157	26	366	Core
SRE24_283	399696	2670823	842	168	22	306	Core
SRE24_286	399695	2670823	842	162	22	270	Core
SRE24_287	399695	2670823	842	165	27	339	Core
SRE24_289	399695	2670823	842	164	25	345	Core
SRE24_293	399695	2670824	842	177	27	363	Core
SRE24_295	399695	2670823	842	179	25	327	Core

Notes:

  All Collar coordinates are determined using total station equipment after hole completion with WGS84, Zone 13 (metres) as the reference system.